Contact

www.linkedin.com/in/luis-gutiérrez-6b918a4 (LinkedIn)
www.theranosticshealth.com (Company)

Top Skills

Clinical Research
Biotechnology
Lifesciences

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Luis Gutiérrez

Medical Product Development Executive & Advisor
Bethesda, Maryland, United States

Summary

I am a business leader with a passion for helping companies bring new medical technologies to market, and then make the transition to becoming successful commercial enterprises. I have a strong track record of driving revenue and profit growth in the organizations I have led, largely by developing propagating innovative service offerings to the life science companies we have served. My key strengths include:

- crafting commercialization strategies for new drugs and medical products;
- leading sales, marketing, and customer service functions;
- increasing operational efficiency and quality of service delivery;
- leading, aligning, and motivating global teams of 800+ employees; and
- analyzing financial data to inform business decision-making.

Experience

Solaxa PBC
Member Board of Directors
May 2023 - Present (1 month)

Solaxa is a clinical-stage, bio-pharmaceutical company developing therapies to improve the lives of patients suffering from nerve dysfunction disorders.

BioHealth Innovation, Inc.
Executive In Residence
November 2022 - Present (7 months)

Advise early-stage biotechnology and life sciences companies regarding their product development and commercialization strategies.

Veranex
Chief Commercial Officer
July 2021 - September 2022 (1 year 3 months)

Led the commercial functions at a global medical technology product development services provider formed by acquiring and integrated 8 formerly-independent companies, which were re-branded as Veranex. Engaged with strategic customers, evaluated M&A opportunities, and briefed the Board of Directors regularly.

BioHealth Innovation, Inc.

Executive Advisor & Entrepreneur-in-Residence

January 2016 - July 2021 (5 years 7 months)

Advised entrepreneurial companies regarding commercialization strategies for biomedical products, including capital-raising, product development planning, pricing, reimbursement, and market access strategy. Advised private equity investors regarding opportunities in the BioPharma and MedTech services space. Served as Entrepreneur-in-Residence with both BioHealth Innovation and the National Institutes of Health.

Theralink Technologies, Inc.

President & Chief Executive Officer

October 2014 - December 2015 (1 year 3 months)

Led an early-stage, revenue-generating molecular diagnostics company providing proteomic testing services to oncologists, academic institutions, and the bio-pharmaceutical industry. Raised a $2M bridge round of equity financing and served on the company's Board of Directors. After reviewing strategic options, marketed the business to >100 financial and strategic buyers, secured term sheets with multiple interested parties, and initiated merger with Avant Diagnostics.

Aptiv Solutions (now ICON plc)

Executive Vice President & Chief Commercial Officer

May 2012 - June 2014 (2 years 2 months)

Led the globally-deployed (NA-EU-JP) Business Development, Marketing, and Proposal Development teams at Aptiv Solutions, a private equity-backed contract research services and software company focused on adaptive clinical trials that was formed by acquisition of six legacy CROs. Drove company integration efforts and generated 12% annual growth in sales, to over $185M in 2013. Presented quarterly to the Board of Directors and helped lead the sale of the company to ICON plc in May 2014.

MedAssurant (now Inovalon)

Senior Vice President, Pharma & Life Sciences

August 2010 - May 2012 (1 year 10 months)

Led MedAssurant's efforts to further develop and expand its information-driven products and services for the pharmaceutical, biotechnology, and life sciences industries, as well as the consultants and contract research organizations that serve them. Secured strategically-important recurring revenue streams from both pharmaceutical and health plan sponsors.

Covance

14 years 2 months

President, Commercialization Services

January 2007 - August 2010 (3 years 8 months)

Served as President of Covance's Commercialization Services group, composed of 600 employees at 6 sites globally who generated $100M in revenue by helping biopharmaceutical companies quantify the clinical, economic value of their products. Also designed and managed a variety of innovative programs to address risk management and patient access issues in a real-world clinical practice setting. Served on Covance's Global Leadership Council, charting strategy for the NYSE-listed leader in the drug development services market.

Corporate VP & General Manager

September 1998 - December 2006 (8 years 4 months)

Responsible for management oversight over all of the operations of this business unit with offices in Gaithersburg, Maryland, San Diego, California, Leeds, UK, and Sydney, Australia. During this time, the business grew from 209 employees at one location generating $24 million in revenue to over 450 employees at the four locations above generating over $68 million in annual revenues.

Vice President

July 1996 - August 1998 (2 years 2 months)

Directed consulting engagements and reimbursemetn support programs for a variety of pharmaceutical, biotechonolgy, and vaccine products.

Health Technology Associates Inc.

Principal, Senior Associate, Associate

June 1991 - June 1996 (5 years 1 month)

Managed client engagements, directing the collection and analysis of primary and secondary data and formulating strategic advice for clients. Developed in-depth knowledge of numerous medical technology markets, especially

those for vaccines, oncology and ophthalmology products, and therapeutic medical devices and regularly spoke to provider and industry groups on health economic issues.

Education

Harvard University
BA, Biological Anthropology

Stanford University Graduate School of Business
MBA